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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                  MAXIS, INC.
                                  -----------
                               (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                   -----------------------------------------
                        (Title of Class of Securities)

                                  285512-10-9
                                  -----------
                                (CUSIP Number)


     RUTH A. KENNEDY, ELECTRONIC ARTS INC., 1450 FASHION ISLAND BOULEVARD,
     ---------------------------------------------------------------------
                     SAN MATEO, CA  94404  (415) 571-7171
                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 4, 1997
                                 ------------
                 (Date of Event which Requires Filing of this
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

                                 SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 285512-10-9                                    Page 2 of 12 Pages
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ELECTRONIC ARTS INC.
     94-2838567

     RUTH A. KENNEDY
     ###-##-####

     E. STANTON MCKEE, JR.
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [_]
                                                                (See Schedule B)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ELECTRONIC ARTS INC.: STATE OF DELAWARE

     RUTH A. KENNEDY: U.S.

     E. STANTON MCKEE: U.S.
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                 -0-

         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           -----------------------------------------------------

                              8  SHARED VOTING POWER
                                 3,209,600 shares (as secured by that certain
                                 Voting Agreement dated as of June 4, 1997, the form of which is filed as Exhibit 2, and the irrevocable proxy dated as of June 4, 1997, and granted pursuant to the terms of the June 4, 1997 Voting Agreement, the form of which is filed as Exhibit 3).
                           -----------------------------------------------------
                              9  SOLE DISPOSITIVE POWER
                                 -0-
                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,209,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 285512-10-9                                    Page 3 of 12 Pages
---------------------                                    -----------------------

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     ELECTRONIC ARTS INC.: CO
     RUTH A. KENNEDY: IN
     E. STANTON MCKEE: IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 285512-10-9                                    Page 4 of 12 Pages
---------------------                                    -----------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Electronic Arts Inc., a Delaware corporation, Ruth
A. Kennedy or E. Stanton McKee, Jr. that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

  This statement on Schedule 13D relates to the common stock, par value $0.0001 per share ("Issuer Common Stock"), of Maxis, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 2121 N. California Boulevard, Suite 600, Walnut Creek, California 94596.

ITEM 2.  IDENTITY AND BACKGROUND.

  The names of the persons filing this statement are Electronic Arts Inc., a Delaware corporation ("Electronic Arts"), Ruth A. Kennedy, an individual officer of Electronic Arts ("Kennedy") and E. Stanton McKee, Jr., an individual officer of Electronic Arts ("McKee"). The address of the principal office and principal business of Electronic Arts is 1450 Fashion Island Boulevard, San Mateo, California 94404. Kennedy is Senior Vice President, General Counsel and Secretary of Electronic Arts, with a business address at the principal office of Electronic Arts. McKee is Executive Vice President and Chief Financial and Administrative Officer of Electronic Arts, and has a business address at the principal office of Electronic Arts. Set forth in Schedule A is a list of each of Electronic Arts' directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  To Electronic Arts' knowledge, all persons named in Schedule A to this
Schedule 13D are citizens of the United States, except for Donald A. Mattrick, who is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  To facilitate the consummation of the Merger (as described in Item 4 below), an Issuer stockholder has entered into a Voting Agreement with, and provided an Irrevocable Proxy to, Electronic Arts (as described in Item 4 below).

                                 SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 285512-10-9                                    Page 5 of 12 Pages
---------------------                                    -----------------------

ITEM 4.  PURPOSE OF TRANSACTION.

  Pursuant to an Agreement and Plan of Reorganization dated as of June 4, 1997 (the "Reorganization Agreement") by and among Electronic Arts, Issuer and Village Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Electronic Arts ("Merger Sub"), and subject to the conditions set forth therein, Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive
0.3644 (the "Exchange Ratio") shares of Electronic Arts Common Stock, $0.01 par value per share ("Electronic Arts Common Stock"). In addition, Electronic Arts will assume outstanding options exercisable for Issuer Common Stock on the terms set forth in Section 5.10 of the Reorganization Agreement, with appropriate adjustments to be made to the number of shares issuable thereunder and the per share exercise price thereof based on the Exchange Ratio. If the Merger is consummated, Issuer Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

  The Reorganization Agreement contains customary representations and warranties on the part of Electronic Arts and Issuer, as set forth in Articles II and III, and the consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of both Electronic Arts and Issuer, as set forth in Article VI of the Reorganization Agreement, including, without limitation, approval of the Merger by the stockholders of Issuer, the receipt of regulatory approvals and the absence of any material adverse change with respect to either party. The Reorganization Agreement also contains, as set forth in Article IV, covenants regarding the activities of the parties pending consummation of the Merger, requiring generally that each of the parties must conduct its business in the ordinary course consistent with past practice.

  If the Merger is not consummated, and the Reorganization Agreement is terminated pursuant to Section 7.1(d) or 7.1(j), or by Electronic Arts pursuant to Section 7.1(e) or 7.1(f), thereof, then Issuer shall pay to Electronic Arts a non-refundable termination fee in the amount of $5,000,000.

  The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

  As an inducement to Electronic Arts to enter into the Merger Agreement, Jeffrey B. Braun, Trustee of the Jon Himmel Trust dated 9/18/92 ("Voting Agreement Stockholder"), has entered into a Voting Agreement dated as of June 4, 1997 (the "Voting Agreement") with Electronic Arts. The Voting Agreement Stockholder beneficially owns 3,209,600 shares of Issuer Common Stock. Pursuant to the Voting Agreement, the Voting Agreement Stockholder has agreed to vote the shares of Issuer Common Stock beneficially owned by him in favor of approval and adoption of the Reorganization Agreement and the Merger and has agreed that, except with respect to the Merger and Electronic Arts, he will not (i) solicit, initiate discussions or take any other action likely to facilitate the efforts of any person relating to an Acquisition Proposal; (ii) furnish any nonpublic information regarding Issuer to any person in connection with or in response to an actual or potential Acquisition Proposal; (iii) engage in discussions with any person with respect to any Acquisition Proposal; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any letter of intent or other similar document or any contract contemplating or otherwise relating to any Acquisition Proposal. The Voting Agreement terminates upon the earlier to occur of the Effective

                                 SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 285512-10-9                                    Page 6 of 12 Pages
---------------------                                    -----------------------

Date of the Merger, as defined therein, or the termination of the Reorganization Agreement in accordance with its terms.

  The Voting Agreement Stockholder has also executed and delivered to Electronic Arts an irrevocable proxy (the "Irrevocable Proxy") with respect to the matters described above, empowering Electronic Arts and Kennedy and McKee, in their capacity as officers of Electronic Arts, to vote his shares on any matter, but only those matters, relating to the approval of the Merger and the adoption of the Reorganization Agreement. Neither Electronic Arts nor Issuer paid any additional consideration to the Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement or his Irrevocable Proxy.

  The foregoing summary of the Voting Agreement is qualified in its entirety by reference to copies of the form of Voting Agreement, included as Exhibit 2 to this Schedule 13D, and the Form of Irrevocable Proxy, included as Exhibit 3 to this Schedule 13D, incorporated herein in their entirety by reference.

  Also in connection with the Reorganization Agreement, and to avoid interfering with Electronic Arts' accounting for the Merger as a pooling of interests, certain stockholders of Issuer (each an "Issuer Affiliate") have each entered into an Affiliate Agreement with Electronic Arts (collectively, the "Affiliate Agreements") pursuant to which each Issuer Affiliate has agreed that any sale, transfer or other disposition of Issuer Common Stock by such Issuer Affiliate will be made in accordance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. In addition, the Affiliate Agreements prohibit the sale, transfer or other disposition of, or any other similar transaction intended to reduce its risk relative to, any securities of Electronic Arts or Issuer, during the period beginning thirty (30) days preceding the Effective Time of the Merger through the date on which financial results covering at least 30 days' combined operations of Electronic Arts and Issuer are published by Electronic Arts. The Affiliate Agreements also include certain representations pertaining to the "continuity of interest" requirements for the Merger to constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

  The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as
Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

  As a result of and subject to the Voting Agreement, and the Irrevocable Proxy granted pursuant thereto, Electronic Arts, Kennedy and McKee may each be deemed to beneficially own an aggregate of 3,209,600 shares of Issuer Common Stock, or approximately 28.51% of the issued and outstanding shares of Issuer Common Stock as of March 31, 1997. As a result of and subject to the Voting Agreement and the Irrevocable Proxy issued thereto, Electronic Arts, Kennedy and McKee have shared power to vote an aggregate of 3,209,600 shares of Issuer Common stock for the limited purposes described in Item 4, and such shares constitute approximately 28.51% of the issued and outstanding shares of Issuer Common Stock as of March 31, 1997.

                                 SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 285512-10-9                                         Page 7 of 12 Pages
---------------------                                         ------------------

     To the knowledge of Electronic Arts, Kennedy and McKee, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A, except for such beneficial ownership, if any, arising solely from the Voting Agreement or the Irrevocable Proxy.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to the knowledge of Electronic Arts, Kennedy and McKee, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referenced in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan or Reorganization dated as of June 4, 1997 by and among Electronic Arts Inc., a Delaware corporation, Village Acquisition Corporation, a Delaware corporation, and Maxis, Inc., a Delaware corporation.

     2. Form of Voting Agreement, dated as of June 4, 1997 among Electronic Arts Inc., a Delaware corporation, and Jeffrey B. Braun, Trustee of the Jon Himmel Trust dated 9/18/92.

     3. Form of Irrevocable Proxy dated June 4, 1997, executed by Jeffrey B. Braun, Trustee of the Jon Himmel Trust dated 9/18/92, appointing Ruth Kennedy, E. Stanton McKee, Jr. and Electronic Arts Inc., a Delaware corporation, as attorneys and proxies with respect to issues related to the Merger.

     4. Form of Affiliate Agreement dated as of June 4, 1997 among Electronic Arts Inc., a Delaware corporation, Maxis, Inc., a Delaware corporation, and certain stockholders of Maxis, Inc.

                                 SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 285512-10-9                                         Page 8 of 12 Pages
---------------------                                         ------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1997

                                            ELECTRONIC ARTS INC.


                                            By:    /s/ Ruth A. Kennedy
                                                   -----------------------------
                                                   Ruth A. Kennedy
                                            Title: Vice President, General
                                                     Counsel and Secretary

                                 SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 285512-10-9                                         Page 9 of 12 Pages
---------------------                                         ------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1997


                                             /s/ Ruth A. Kennedy
                                            ------------------------------------
                                            Ruth A. Kennedy

                                 SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 285512-10-9                                        Page 10 of 12 Pages
---------------------                                        -------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1997


                                            /s/ E. Stanton McKee, Jr.
                                            ------------------------------------
                                            E. Stanton McKee, Jr.

                                 SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 285512-10-9                                        Page 11 of 12 Pages
---------------------                                        -------------------
                                  SCHEDULE A

                  EXECUTIVE OFFICERS AND EMPLOYEE DIRECTOR OF
                             ELECTRONIC ARTS INC.


Name                      Position with Electronics Inc.
----                      ------------------------------
Lawrence F. Probst III    Chairman of the Board of Directors and Chief
                           Executive Officer

William Bingham Gordon    Executive Vice President, Marketing

Mark S. Lewis             Executive Vice President, International

E. Stanton McKee, Jr.     Executive Vice President, Chief Financial and
                           Administrative Officer

Donald A. Mattrick        Executive Vice President, North American Studios

Nancy L. Smith            Executive Vice President, North American Sales and
                           Distribution

Monty Finefrock           Senior Vice President, San Mateo Studios

Ruth A. Kennedy           Senior Vice President, General Counsel and Secretary

David L. Carbone          Vice President, Finance

All individuals named in the above table are employed by Electronic Arts Inc., 1450 Fashion Island Boulevard, San Mateo, California 94404.

                           NON-EMPLOYEE DIRECTORS OF
                             ELECTRONIC ARTS INC.

Name                Principal Occupation or Employment            Address
----                ----------------------------------            -------
M. Richard Asher    Consultant                             5886 N.W. 25th Court,
                                                           Boca Raton, FL 33496

William J. Byron    Self-employed                          33800 Pacific Coast
                                                           Highway, Malibu, CA
                                                           90265

Daniel H. Case III  President and Chief Executive Officer, 1 Bush Street,
                    Hambrecht & Quist Group and Hambrecht  18th Floor,
                    & Quist LLC                            San Francisco, CA
                                                           94104

Gary M. Kusin       Chairman, Kusin Gurwitch               4403 Beltwood
                    Cosmetics, LLC                         Parkway No.,
                                                           Dallas, TX  75244

Timothy J. Mott     Partner, Ironwood Capital              110 Old Mill Road,
                                                           Ketchum, ID  83340


                                 SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 285512-10-9             SCHEDULE B                 Page 12 of 12 Pages
---------------------             ----------                 -------------------


Publicly                                                   Persons/Entities on Whose Behalf
Traded Company      Designated Filer                       the Designated Filer May Act
--------------      ----------------                       --------------------------------
Maxis, Inc.         Electronic Arts Inc.                   Electronic Arts Inc.
                                                           Ruth A. Kennedy
                                                           E. Stanton McKee, Jr.